EXHIBIT 99.(a)(5)
FOR IMMEDIATE RELEASE
THE MEXICO EQUITY AND INCOME FUND LAUNCHES
PERIODIC IN-KIND REPURCHASE POLICY-
COMMENCES IN-KIND REPURCHASE OFFER FOR PREFERRED SHARES
October 22, 2007 — The Mexico Equity and Income Fund, Inc. (NYSE: MXE) (the “Fund”) announced today that it has commenced an offer to repurchase from Preferred Stockholders up to 25% of the Fund’s issued and outstanding shares of preferred stock at 99% of the Fund’s per share net asset value at the close of business on the expiration date of the repurchase offer in exchange for portfolio securities of the Fund (the “Offer”). The expiration date of the Offer is November 16, 2007 at 5:00 P.M., New York City time (the “Expiration Date”), unless extended. If the Expiration Date is extended, the purchase price for Fund shares participating in the Offer will be 99% of net asset value as determined at the close of business on the Expiration Date as extended.
The Offer is the Fund’s initial semi-annual in-kind tender offer for its preferred stock in exchange for portfolio securities. The Fund anticipates that future repurchase offers will be scheduled to occur in conjunction with the Fund’s fiscal year with the next such offer occurring during the Fund’s third fiscal quarter which ends March 31, 2008.
Preferred Stockholders desiring to participate in the Offer must comply with the terms of the Offer which includes establishment or availability of a brokerage or custodial account in Mexico, submission of information regarding the account and submission of information necessary for tax purposes. The Offer will generally be a taxable transaction for participating Preferred Stockholders.
The Offer will be made, and Preferred Stockholders will be notified, in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended.
The Fund has received an order from the SEC permitting any holder of voting securities of the Fund, who may be deemed an “affiliated person” of the Fund within the meaning of Section 2(a)(3) of the 1940 Act solely as a consequence of such stockholder’s ownership of 5% or more of the outstanding voting securities of the Fund to participate in this Offer and future in-kind tender offers.
The purpose of the Offer is to provide holders of shares of preferred stock with an alternative source of liquidity for their preferred shares in addition to cash sales of their preferred shares on the New York Stock Exchange, to enhance stockholder value and to help narrow the discount to net asset value at which Fund’s preferred shares trade. The Offer provides holders of preferred shares with the opportunity to redeem their preferred shares in-kind (i.e., in exchange for the Fund’s portfolio securities) in order to realize close to net asset value for their preferred shares.
The terms and conditions of the Offer are set forth in the Fund’s Offer to Repurchase dated October 22, 2007 and the related Letter of Transmittal.

This announcement is not an offer to purchase nor a solicitation of an offer to sell shares of the Fund. The Offer is made only by the Offer to Repurchase and the related Letter of Transmittal. Holders of Fund preferred shares are urged to read these documents carefully because they contain important information. These and other filed documents will be available to investors free of charge both at www.sec.gov and from the Fund. The Offer is not being made to, nor will submissions be accepted from, or on behalf of, holders of preferred shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.
Participating stockholders are reminded in the Offer to Repurchase and the related Letter of Transmittal that certain Mexican securities brokers or custodians might choose not to accept repurchase offer proceeds (portfolio securities of the Fund) on the Expiration Date on behalf of participating stockholder clients or might delay acceptance of proceeds until certain additional instructions and confirmations required by such Mexican securities brokers or custodians were received. Participating stockholders are advised to consult with their Mexican securities broker or custodian and to submit any additional instructions or confirmations before the Expiration Date or as quickly as possible thereafter to avoid any delay payment. In order to transfer all of the repurchase offer proceeds on the Expiration Date, the Fund has established a segregated account with the Fund’s sub-custodian to hold the repurchase offer proceeds for the benefit of the participating stockholders who had not submitted any additional instructions or confirmations sought by their Mexican Account holder. The proceeds for each such stockholder will be held in this segregated custodial account until his or her Mexican securities broker or custodian notifies the Fund that the required documentation has been received and that the repurchase offer proceeds will be accepted for their participating stockholder customer. At this point, the Fund will transfer the proceeds for that stockholder to his or her Mexican securities broker or custodian, for the account of the stockholder.
The Fund is neither responsible nor liable in any manner for any delay participating stockholders may experience (as well as any possible fluctuations in the value of the proceeds) in the receipt of their repurchase offer proceeds as a result of these additional requirements imposed by certain Mexican securities brokers or custodians. Participating stockholders whose shares were accepted for repurchase by the Fund and who are affected by this additional documentation requirement are urged to confirm with their Mexican securities broker or custodian the receipt of their repurchase offer proceeds.
The Mexico Equity and Income Fund, Inc. is a closed-end management investment company that seeks high total return through capital appreciation and current income by investing primarily in equity and convertible debt securities issued by Mexican companies and debt securities of Mexican issuers. Pichardo Asset Management, S.A. de C.V. is the investment adviser to the Fund.